Steve Madden Announces Fourth Quarter and Full Year 2015 Results and Provides Initial Fiscal Year 2016 Sales and EPS Guidance

LONG ISLAND CITY, N.Y., February 24, 2016 - Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the fourth quarter and full year ended December 31, 2015, and provided initial fiscal year 2016 sales and EPS guidance.

For the Fourth Quarter 2015:

•	Net sales increased 0.5% to $344.3 million compared to $342.6 million in the same period of 2014.

•	Gross margin expanded 180 basis points to 36.1% as compared to 34.3% in the same period last year.

•	Operating expenses as a percentage of sales were 25.7% compared to 25.6% of sales in the same period of 2014.

•	Operating income totaled $38.7 million, or 11.2% of net sales, compared with operating income of $32.0 million, or 9.3% of net sales, in the same period of 2014.

•	Net income was $25.7 million, or $0.43 per diluted share, compared to $21.0 million, or $0.34 per diluted share, in the prior year's fourth quarter.

Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “We are pleased to have achieved 27% growth in diluted EPS in the fourth quarter despite a challenging retail environment and unfavorable weather that negatively impacted sales of seasonal products like boots and cold weather accessories. Our retail business continued its strong performance with a 6.1% comparable store sales gain, and we delivered solid gross margin improvement in both our wholesale and retail segments in spite of the headwinds from a heavily promotional retail environment. As we move forward, we are cautious about the overall environment but are pleased with the underlying fundamentals in our business, and we remain confident that the strength of our brands, combined with our proven business model, will enable us to drive meaningful earnings growth over the long term.”

Fourth Quarter 2015 Segment Results
Net sales for the wholesale business were $265.0 million in the fourth quarter of 2015 compared to $269.9 million in the fourth quarter of 2014. Gross margin in the wholesale business increased to 28.2% compared to 26.9% in last year’s fourth quarter due to improvement in both the wholesale footwear and wholesale accessories segments.

Retail net sales in the fourth quarter were $79.3 million compared to $72.8 million in the fourth quarter of the prior year. Same store sales increased 6.1% for the fourth quarter. Retail gross margin increased to 62.3% in the fourth quarter of 2015 compared to 61.6% in the fourth quarter of 2014 as a result of reduced promotional activity.

During the fourth quarter, the Company opened one full price store in Mexico and three outlet locations in the United States. The Company ended the quarter with 169 company-operated retail locations, including 121 full price stores, 40 outlets, four Internet stores and four joint venture locations in South Africa.

The effective tax rate for the fourth quarter of 2015 was 34.1% compared to 35.0% in the fourth quarter of the prior year.

Full Year Ended December 31, 2015
For the full year ended December 31, 2015, net sales increased 5.3% to $1.4 billion from $1.3 billion in the prior year.

Net income was $112.9 million, or $1.85 per diluted share, for the year ended December 31, 2015. Net income in 2015 included an after-tax net benefit of $2.0 million related to early lease termination of the Company’s 5th Avenue store location as well as an after-tax loss of $2.0 million related to the partial impairment of the Company’s Wild Pair trademark. Net income was $111.9 million, or $1.76 per diluted share, for the year ended December 31, 2014.

Balance Sheet and Cash Flow
During the fourth quarter of 2015, the Company repurchased 959,124 shares of the Company’s common stock for approximately $31.1 million.

As of December 31, 2015, cash, cash equivalents, and current and non-current marketable securities totaled $193.3 million.

Company Outlook
For fiscal year 2016, the Company expects that net sales will increase 2% to 4% over net sales in 2015. Diluted EPS for fiscal year 2016 is expected to be in the range of $1.93 to $2.03.

Conference Call Information
Interested stockholders are invited to listen to the first quarter earnings conference call scheduled for today, Wednesday, February 24, 2016, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call. Additionally, a replay of the call can be accessed by dialing 1-877-870-5176 (U.S.) and 1-858-384-5517 (international), passcode 4325735, and will be available until March 24, 2016.

About Steve Madden
Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Report®, Big Buddha®, Brian Atwood®, Cejon®, Blondo® and Mad Love®, Steve Madden is the licensee of various brands, including Superga® for footwear in North America. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 169 retail stores (including Steve Madden's four Internet stores). Steve Madden licenses certain of its brands to third parties for the marketing and sale of certain products, including for ready-to-wear, outerwear, intimate apparel, eyewear, hosiery, jewelry, fragrance, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men’s and women’s boots, dress shoes, sandals and more, visit http://www.stevemadden.com/

Safe Harbor
This press release and oral statements made from time to time by representatives of the Company contain certain “forward looking statements” as that term is defined in the federal securities laws. The events described in forward looking statements may not occur. Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company’s future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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Contact
ICR, Inc.
Investor Relations
Jean Fontana/Megan Crudele
203-682-8200
www.icrinc.com